# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APARTMENT INVESTMENT & MANAGEMENT CO, CIK 0000922864
CUSIP: 03748R747
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4582 SOUTH ULSTER STREET, SUITE 1450, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001357550

## Reporting persons
- Weiss Asset Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,150,456; sole dispositive power 0; shared dispositive power 8,150,456; aggregate amount beneficially owned 8,150,456 (5.7% of the class)
- WAM GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,150,456; sole dispositive power 0; shared dispositive power 8,150,456; aggregate amount beneficially owned 8,150,456 (5.7% of the class)
- WEISS ANDREW M: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,150,456; sole dispositive power 0; shared dispositive power 8,150,456; aggregate amount beneficially owned 8,150,456 (5.7% of the class)

## Item 1. Issuer
Name of issuer: APARTMENT INVESTMENT & MANAGEMENT CO
Address of issuer's principal executive offices: 4582 SOUTH ULSTER STREET, SUITE 1450, DENVER, COLORADO, 80237.

## Item 2. Person Filing
Name of person filing:
(i) Weiss Asset Management LP ("Weiss Asset Management").
(ii) WAM GP LLC ("WAM GP").
(iii) Andrew M. Weiss, Ph.D. ("Andrew Weiss").
Address of principal business office or, if none, residence: Weiss Asset Management, WAM GP, and Andrew Weiss have a business address of 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.
Citizenship:
(i) Weiss Asset Management is a Delaware limited partnership.
(ii) WAM GP is a Delaware limited liability company.
(iii) Andrew Weiss is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
8,150,456

Weiss Asset Management is the sole investment manager to a private investment partnership, (the "Partnership") and private investment funds ("Funds"). WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP. Shares reported for WAM GP, Andrew Weiss and Weiss Asset Management include shares beneficially owned by the Partnership and the Funds.

Each of WAM GP, Weiss Asset Management, and Andrew Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by each except to the extent of their respective pecuniary interest therein. The percent of class computations are based on 143,870,326 Class A Common Stock, par value $0.01 per share, as of February 27, 2026, as reported in the Form 10-K of the Issuer, which was filed with the SEC on March 2, 2026.
Percent of class: 5.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,150,456
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,150,456

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Weiss Asset Management LP: Mary Merrigan, Authorized Signatory (05/11/2026)
- WAM GP LLC: Mary Merrigan, Authorized Signatory (05/11/2026)
- WEISS ANDREW M: Mary Merrigan, Attorney-in-Fact for Andrew M. Weiss*** (05/11/2026)
Comment: ***Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 3, 2023 in respect of its holding in DEEP MEDICINE ACQUISITION CORP.